EXHIBIT 99.2


Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Appointment of Non-Executive Directors

At the Annual General Meeting of Telkom shareholders held on 14 October 2004, Messrs Thabo Mosololi and Lazarus Zim were appointed as non-executive directors with effect from 15 October 2004.

Messrs Mosololi and Zim replace Messrs Chian Khai Tan and Jonathan Klug Snr, two Thintana Communications LLC ("Thintana") nominee directors on the Telkom Board, will resign from the board with effect from 15 October 2004 following the disposal by Thintana of a 14,9% shareholding in Telkom.

Mr Mosololi is a qualified chartered accountant and is currently the Financial Director of Tsogo Sun Gaming.

Mr Zim has a Master of Commerce degree and is currently Deputy Chief Executive at Anglo American Corporation of South Africa.

Telkom also announces the resignation of Mr Veli Ntombela as a non-executive director. Mr Ntombela is replaced by Mr Marius Mostert.

Mr Mostert is a qualified chartered accountant and is the Group Financial Director of Decillion Limited.

Johannesburg
14 October 2004